321 Railroad Avenue
Greenwich, CT 06830
Telephone: (203) 863-8200

June 22, 2017

Via EDGAR and E-Mail

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Urstadt Biddle Properties Inc.
Registration Statement on Form S-3
Filed: June 9, 2017
File No. 333-218628

Dear Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Urstadt Biddle Properties Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-218628) to 5:00 p.m., Eastern time, on Monday, June 26, 2017, or as soon thereafter as is practicable.

Very truly yours,

Urstadt Biddle Properties Inc.

By:	/s/ Miyun Sung
Miyun Sung
Senior Vice President & Chief Corporate Counsel

cc:	Carol B. Stubblefield, Esq.
Baker & McKenzie LLP